Exhibit 12.01

Flex Ltd.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations, before adjustment for income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees and (2) subtracting interest capitalized. For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (x) interest expensed and capitalized, (y) amortized premiums, discounts and capitalized expenses related to indebtedness and (z) an estimate of interest within rental expense.

	Fiscal Year Ended March 31,					Nine Months Ended December 31,
	2013	2014	2015	2016	2017	2017
	($’s in thousands)
Calculation of Earnings:
Income from continuing operations	$302,502	$365,594	$600,801	$442,552	$322,795	$453,217
Provision for income taxes	26,313	34,860	69,854	10,594	51,284	56,953
Income from continuing operations before income taxes	$328,815	$400,454	$670,655	$453,146	$374,079	$510,170
Plus:
Fixed charges	$73,414	$85,394	$81,062	$103,491	$113,569	$95,213
Capitalized interest	(87)	—	—	(664)	(1,018)	(756)
Distributed income of equity investees	63	80	22	3,061	—	34
Amortization of previously capitalized interest	1,065	1,079	1,079	490	373	273
Total earnings	$403,270	$487,007	$752,818	$559,524	$487,003	$604,934

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$58,790	$75,288	$72,507	$93,578	$103,561	$87,509
Capitalized interest	87	—	—	664	1,018	756
Discount, premium and capitalized expenses related to Indebtedness	10,112	4,562	3,870	4,390	4,417	3,145
Interest factor attributable to rentals	4,425	5,544	4,685	4,859	4,573	3,803
Total Fixed Charges	$73,414	$85,394	$81,062	$103,491	$113,569	$95,213

Ratio of Earnings to Fixed Charges	5.5x	5.7x	9.3x	5.4x	4.3x	6.4x